Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Closing of $10 Million Private Placement Financing to Support Recent Expansion into AI Hardware Intelligent Manufacturing

New York, Dec. 26, 2024 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, is pleased to announce the closing of a private investment in public equity (the “PIPE”) financing. On December 19, 2024, the Company entered into a securities purchase agreement and priced the PIPE offering, pursuant to which it sold an aggregate of 1,470,000 ordinary shares to one institutional investor at a price of US$6.81 per share. The financing is priced at-the-market under Nasdaq rules, representing 100% of the closing price of the Company’s shares on the last trading day prior to the agreement. The offering resulted in total gross proceeds of approximately US$10 million (“Gross Proceeds”), before deducting fees and offering expenses payable by the Company.

The Company has successfully closed the PIPE financing and received the proceeds on December 23, 2024.The Company intends to use the net proceeds derived from the PIPE to support its strategic initiatives, including recent investments in AI hardware intelligent manufacturing and the development of advanced liquid cooling solutions. These technologies will enhance the efficiency and sustainability of AI-driven infrastructure, aligning with the Company’s broader vision to integrate innovative solutions into its fintech and technology services portfolio. Additionally, the proceeds will supplement ongoing operating expenses and reinforce the commitment to delivering shareholder value through sustainable growth.

The securities described above were sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

Shi Qiu, CEO of MFH, commented on this significant development, stating, “We’re thrilled with the strong institutional backing shown in this latest PIPE offering. Having an investor come in at full market price speaks volumes about the confidence in our direction. This funding will not only strengthen our day-to-day operations but also allow us to scale our initiatives in AI hardware intelligent manufacturing and liquid cooling solutions. These advancements are designed to help us keep pace with technological innovation, enabling us to serve the rapidly evolving demands of AI-powered industries. Our team is both energized and grateful by this vote of confidence, and we’re more committed than ever to delivering value to our shareholders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com